As filed with the Securities and Exchange Commission on December 30, 2005

Registration No. 333-____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ALLIED CAPITAL CORPORATION

(Exact name of registrant as specified in its charter)

Maryland		52-1081052
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)
1919 Pennsylvania Avenue, N.W. Washington, D.C. 20006 (202) 331-1112 (Address and telephone number of registrant’s principal executive offices)

THE 2005 ALLIED CAPITAL CORPORATION

NON-QUALIFIED DEFERRED COMPENSATION PLAN
(Full title of the plan)

William L. Walton	Copy to:
Chairman and Chief Executive Officer Allied Capital Corporation 1919 Pennsylvania Avenue, N.W. Washington, D.C. 20006 (202) 331-1112 (Name, address and telephone number of agent for service)	Cynthia M. Krus, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 383-0100

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of	Amount	Offering	Aggregate	Amount of
Securities to	to be	Price Per	Offering	Registration
be Registered	Registered (1)	Share	Price	Fee (2)
Deferred Compensation Obligations	$6,000,000	100%	$6,000,000	$642

(1)	The Deferred Compensation Obligations being registered represent general unsecured obligations of Allied Capital Corporation to pay deferred compensation in the future in accordance with the terms of The 2005 Allied Capital Corporation Non-Qualified Deferred Compensation Plan.

(2)	Pursuant to Instruction E of Form S-8, this Registration Statement includes $4.4 million of Deferred Compensation Obligations previously registered on Form S-8 Registration Statement No. 333-115980 (filed on May 28, 2004). In connection therewith, Allied Capital Corporation paid an aggregate registration fee of $558. In connection with this Registration Statement, Allied Capital Corporation is paying a fee based solely on the $6.0 million additional Deferred Compensation Obligations of Allied Capital Corporation being registered.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

     The documents containing the information specified in Part I of Form S-8 will be sent or given to the participants in The 2005 Allied Capital Corporation Non-Qualified Deferred Compensation Plan as specified by Rule 428(b)(1) under the Securities Act of 1933. Such documents are not being filed with the SEC in accordance with Part I of Form S-8, but constitute (along with the documents incorporated by reference into this registration statement pursuant to Part II hereof) a prospectus that meets the requirements of Section 10(a) of the Securities Act of 1933.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Certain Documents by Reference.

     We hereby incorporate, or will be deemed to have incorporated, herein by reference the following documents:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004;

•	Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2005, June 30, 2005, and March 31, 2005; and

•	Our Current Reports on Forms 8-K filed on December 21, 2005, December 9, 2005, November 7, 2005, November 1, 2005, October 24, 2005, October 14, 2005, October 3, 2005, August 31, 2005, August 18, 2005, August 3, 2005, July 25, 2005, May 9, 2005, May 4, 2005, May 3, 2005, April 28, 2005, March 24, 2005, March 22, 2005, February 24, 2005, and February 2, 2005.

     Each document filed subsequent to the date of this registration statement pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated in this registration statement by reference and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

Item 4. Description of Securities.

     This registration statement covers the registration of Deferred Compensation Obligations (as defined below) to be offered under The 2005 Allied Capital Corporation Non-Qualified Deferred Compensation Plan (the “DCP I”) to executives, directors and consultants of Allied Capital Corporation (the “Company”) who are designated as eligible to participate in the DCP I by the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”).

     The Company’s obligations to pay participants in the DCP I, upon their retirement, termination of employment with the Company or in such other circumstances specified under the DCP I, annual salary, annual bonus and directors’ fees, the receipt of which the participants have elected to defer under the DCP I and certain discretionary Company deferrals are referred to as the “Deferred Compensation Obligations.” The Deferred Compensation Obligations are general unsecured obligations of the Company to pay deferred compensation in the future in accordance with the terms of the DCP I from the general assets of the Company. The Company’s obligation to pay such deferred compensation at a later date is not guaranteed and is subject to the Company’s ability to pay.

     The following is a brief description of the material features of the DCP I. Such description is qualified in its entirety by reference to the full text of the DCP I, which is incorporated by reference into this registration statement.

     Subject to the terms and conditions set forth in the DCP I and other conditions that the Compensation Committee, as the administrator of the DCP I, may determine, each participant may elect to defer all or a portion of his or her annual salary, annual bonus and directors’ fees. The amount of compensation to be deferred by each participant is based on elections made by the participant in accordance with the terms of the DCP I. The Company may, in its discretion, contribute additional amounts equal to contributions it would have made to the Company’s qualified retirement plan but for the limit on compensation that applies under the qualified plan or other amounts the Company deems appropriate.

     All of the Company’s executives, directors and consultants are eligible to participate in the DCP I. The Compensation Committee, in its sole discretion, shall designate the executives, directors and consultants who will participate in the DCP I.

     Each participant must select from a range of investment alternatives chosen by the Compensation Committee, as the administrator of the DCP I, against which to index their respective contributions, and the amount of the obligations payable to each participant will increase or decrease based on the investment returns of the chosen investment alternatives. A participant’s selection of an investment alternative, the allocation of obligations to such investment alternative and the crediting and debiting of amounts to a participant’s account under the DCP I are not to be construed as an actual investment made on his or her account in any such investment alternative or any investment made on his or her behalf by the Company.

     All amounts paid to the DCP I will be fully vested at all times. However, although all participant and Company deferrals are placed in a trust, such deferrals become the general assets of the Company and, thus, the participants will not have an ownership interest in any of the assets of the DCP I or in the investment alternatives they choose, and the deferrals will be subject to the claims of the Company’s general creditors.

     The Company’s obligation to pay deferred compensation to a participant will become due in the event of the participant’s retirement, death, other termination of employment or disability or the Company’s change of control, as defined in the DCP I, termination of the plan or on such other date as the participant elects, and in the form elected by the participant in accordance with the terms of the DCP I. Participants may also petition for early distributions without a penalty in the event of hardship. All distributions made by the Company under the DCP I will be in the form of cash. Distributions on termination of employment will begin no sooner than six months after termination of employment. Participants may elect whether to receive a lump sum or installments over a period of up to three years.

     The DCP I will be administered by the Compensation Committee. The Compensation Committee will have full power and authority, subject to the provisions of the DCP I, to promulgate such rules and regulations as it deems necessary for the proper administration of the DCP I, to interpret the provisions and supervise the administration of the DCP I, and to take all actions in connection therewith or in relation thereto as it deems necessary or advisable.

     The DCP I is a non-qualified plan, and no participant or other person will own any interest in particular assets of the Company or any of the Company’s subsidiaries by reason of the right to receive any payment under the DCP I.

     The Board of Directors of the Company reserves the right to amend, terminate, or discontinue the DCP I, provided that no such action will adversely affect a participant’s rights under the DCP I with respect to the amounts in his or her deferral account. Upon termination of the DCP I, any amounts credited to the deferral account of a participant will be distributed in full to such participant in accordance with the terms of DCP I.

Item 5. Interests of Named Experts and Counsel.

     Not Applicable.

Item 6. Indemnification of Directors and Officers.

     Section 2-418 of the Maryland General Corporation Law provides that a Maryland corporation may indemnify any director of the corporation and any person who, while a director of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, made a party to any proceeding by reason of service in that capacity unless it is established that the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or the director actually received an improper personal benefit in money, property or services; or, in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding, but if the proceeding was one by or in the right of the corporation, indemnification may not be made in respect of any proceeding in which the director shall have been adjudged to be liable to the corporation. Such indemnification may not be made unless authorized for a specific proceeding after a determination has been made, in the manner prescribed by the law, that indemnification is permissible in the circumstances because the director has met the applicable standard of conduct. On the other hand, the director must be indemnified for expenses if he or she has been successful in the defense of the proceeding or as otherwise ordered by a court. The law also prescribes the circumstances under which the corporation may advance expenses to, or obtain insurance or similar cover for, directors.

     The law also provides for comparable indemnification for corporate officers and agents.

     The Restated Articles of Incorporation of Allied Capital Corporation provide that its directors and officers shall, and its agents in the discretion of the board of directors may be indemnified to the fullest extent permitted from time to time by the laws of Maryland (with such power to indemnify officers and directors limited to the scope provided for in Section 2-418 as currently in force), provided, however, that such indemnification is limited by the Investment Company Act of 1940 or by any valid rule, regulation or order of the Securities and Exchange Commission thereunder. Allied Capital Corporation’s bylaws, however, provide that Allied Capital Corporation may not indemnify any director or officer against liability to Allied Capital Corporation or its security holders to which he or she might otherwise be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of such disabling conduct.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Allied Capital Corporation pursuant to the provisions described above, or otherwise, Allied Capital Corporation has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Allied Capital Corporation of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, Allied Capital Corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the court of the issue.

     Allied Capital Corporation carries liability insurance for the benefit of its directors and officers on a claims-made basis of up to $50,000,000, subject to a $1,000,000 retention and the other terms thereof. Allied Capital Corporation also maintains an additional $20,000,000 of insurance coverage for the benefit of its directors and officers.

     Allied Capital Corporation has entered into indemnification agreements with its directors and certain senior officers. The indemnification agreements attempt to provide these directors and senior officers the maximum indemnification permitted under Maryland law and the Investment Company Act of 1940. Each indemnification agreement provides that Allied Capital Corporation shall indemnify the director or senior officer who is a party to the agreement (an “Indemnitee”) if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of Allied Capital Corporation.

     At present, these is no pending litigation or proceeding involving an Indemnitee where indemnification would be required or permitted under the indemnification agreement.

Item 7. Exemption from Registration Claimed.

     Not applicable.

Item 8. Exhibits.

Exhibit Number	Description of Exhibit
4.1	The 2005 Allied Capital Corporation Non-Qualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 filed with Allied Capital Corporation’s Form 8-K on December 21, 2005).

5.1	Opinion of Sutherland Asbill & Brennan LLP

15.1	Letter regarding Unaudited Interim Financial Information

Exhibit Number	Description of Exhibit
23.1	Consent of KPMG LLP

23.2	Consent of Sutherland Asbill & Brennan LLP (contained in the opinion in Exhibit 5.1)

24.1	Power of Attorney (included in the signature page)

Item 9. Undertakings.

     (a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                          (i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

                          (ii)     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

                          (iii)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C., on this 30th day of December, 2005.

ALLIED CAPITAL CORPORATION
By:	/s/ William L. Walton
	Name:	William L. Walton
	Title:	Chairman, Chief Executive Officer and President

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William L. Walton and Joan M. Sweeney as his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing required and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, could lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ William L. Walton William L. Walton	Chairman, Chief Executive Officer and President (Principal Executive Officer)	December 30, 2005
/s/ Penni F. Roll Penni F. Roll	Chief Financial Officer (Principal Financial and Accounting Officer)	December 30, 2005
/s/ Brooks H. Browne Brooks H. Browne	Director	December 30, 2005

Signature	Title	Date
/s/ Ann Torre Bates Ann Torre Bates	Director	December 30, 2005
/s/ John D. Firestone John D. Firestone	Director	December 30, 2005
/s/ Anthony T. Garcia Anthony T. Garcia	Director	December 30, 2005
/s/ Lawrence I. Herbert Lawrence I. Herbert	Director	December 30, 2005
/s/ John I. Leahy John I. Leahy	Director	December 30, 2005
/s/ Robert E. Long Robert E. Long	Director	December 30, 2005
/s/ Guy T. Steuart II Guy T. Steuart II	Director	December 30, 2005
/s/ Alex J. Pollock Alex J. Pollock	Director	December 30, 2005
/s/ Marc F. Racicot Marc F. Racicot	Director	December 30, 2005
/s/ Joan M. Sweeney Joan M. Sweeney	Director	December 30, 2005
/s/ Laura W. van Roijen Laura W. van Roijen	Director	December 30, 2005

EXHIBIT INDEX

Exhibit No.	Description
4.1	The 2005 Allied Capital Corporation Non-Qualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 filed with Allied Capital Corporation’s Form 8-K on December 21, 2005)

5.1	Opinion of Sutherland Asbill & Brennan LLP

15.1	Letter regarding Unaudited Interim Financial Information

23.1	Consent of KPMG LLP

23.2	Consent of Sutherland Asbill & Brennan LLP (contained in the opinion in Exhibit 5.1)

24.1	Power of Attorney (included in the signature page)